

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

September 20, 2011

Via E-Mail

Paul G. Dannhauser, Esq.
Derenthal & Dannhauser LLC
1999 Harrison Street
Oakland, CA 94612

> **Re:**   **WNC California Housing Tax Credits, L.P.**
> **Preliminary Schedule 14A**
> **Filed August 29, 2011**
> **File No. 000-20058**
>
> **Schedule 13E-3**
> **Filed August 30, 2011 by WNC California Housing Tax Credits, L.P.**
> **File No. 005-54007**

Dear Mr. Dannhauser:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1.   Please provide us your detailed legal analysis of the applicability of Rule 13E-3 to the transactions which were the subject of your solicitations for consent on October 29, 2010 (Liquidation) and April 1, 2011 (Alta Vista Apartments sale). We note that the term "Rule 13e-3 transaction" is defined to include <u>one or a series of transactions</u> that has either a reasonable likelihood or a purpose of producing the effects described in Rule 13e-3(a)(3).

2.   We note that WNC & Associates, Inc. is affiliated with the Developer of Midland and may be general partners in the Purchaser. We also note that Philip R. Hammond Family Limited Partnership is both the Local General Partner and is, or

is an affiliate of, the Purchaser's general partner. Finally, we note that Wilfred N. Cooper, Sr. is a general partner of the company. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please include WNC & Associates, Philip R. Hammond Family Limited Partnership and Wilfred N. Cooper, Sr. as filing persons in the Schedule 13E-3. Alternatively, please provide us your detailed legal analysis addressing why you believe they are not filing persons.

3.   Please file as an exhibit the November 2010 appraisal report referenced on page 10 of the proxy statement.

Preliminary Proxy Statement

4.   Please revise the cover page of your proxy statement and the form of consent to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Reasons for the Sale, page 6

5.   Please revise to disclose the excess of the sales price over the outstanding mortgage amount.

Conflicts and Other Special Factors, page 8

6.   Please include a section describing the background of the transaction. Disclose, for example, the dates when the Developer and the Purchaser presented their offer, the negotiations of the terms, the deliberations, if any, of the General Partners of the transaction and its terms, and a more detailed explanation as to why no other bidders were sought. See Item 1004(a)(2) of Regulation M-A.

7.   We note that Lea & Company has a prior relationship with the Developer. Please confirm that you have provided all of the disclosure required by Item 1015(b)(4) of Regulation M-A or revise to disclose it. Please ensure that you disclose all fees paid to Lea & Company by the persons listed in the referenced Item during the past two years.

8.   We also note that the appraisal prepared by Lea & Company was delivered on March 12, 2011 and it stated a value of the Property as of January 24, 2011. Please revise to disclose why the partnership waited since March to proceed with the transaction. Also, explain how the General Partners assessed the appraisal given that it precedes this transaction by several months and describe whether the General Partners considered obtaining an updated appraisal report closer to the date of your proxy statement.

9.   Please revise your disclosure to include a clear statement of whether the filing persons believe the transaction is substantively and procedurally fair to your unaffiliated security holders. See Item 1014(a) of Regulation M-A.

10.   We note that you believe the sales price is fair because it based on the Lea & Company appraisal report. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the General Partners adopted Lea & Company's appraisal as their own. Alternatively, revise your disclosure to include disclosure responsive to instruction 2(iv) to Item 1014(b) of Regulation M-A.

11.   Please revise your disclosure to address the remaining factors listed in instruction 2 to Item 1014 of Regulation M-A.

12.   Provide disclosure addressing the procedural fairness of the transaction. Refer to Item 1014(c), (d) and (e) of Regulation M-A for guidance.

13.   Please revise your disclosure generally to provide the disclosure required by Item 1013 of Regulation M-A.

Financial Statements, page 14

14.   Please provide the disclosure required by Item 1010(c)(4) and (5) of Regulation M-A.

Management, page 15

15.   Please provide the disclosure required by Items 1003(c) and 1008 of Regulation M-A.

Appraisal report

16.   Please tell us why you have not filed addenda B, C and D to this report or refile the exhibit with all such addenda.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each

Paul G. Dannhauser, Esq.
Derenthal & Dannhauser LLC
September 20, 2011
Page 4

filing person acknowledging that:

· the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions